Unico American Corporation
23251 Mulholland Drive
Woodland Hills, California 91364-2732
TEL (818) 591-9800 FAX (818) 591-9822

VIA EDGAR

June 8, 2010

Mr. Jeffrey Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 4720

Re:           Unico American Corporation
Schedule 14A filed April 22, 2010
File No. 000-03978

Dear Mr. Riedler:

Set forth below is the response of Unico American Corporation (the “Company”) to the comment contained in your letter of May 28, 2010, addressed to Mr. Cary Cheldin, Chairman, President and Chief Executive Officer of the Company.  We appreciate that the nature of your review of our filing was to assist us in our compliance with the applicable disclosure requirements to enhance the overall disclosure in our filing.  For the convenience of the reader, the response, which is in disclosure-type format, is preceded by the comment to which it is responding.

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SEC Comment

Schedule 14A filed April 22, 2010
Executive Compensation and Other Information, page 7

1.           On page 4, you disclose that Erwin Cheldin retired from being your Chairman, President and Chief Executive officer effective April 1, 2009.  Item 402(m)(2)(i) of Regulation S-K requires you to include in your Summary Compensation Table, among other persons, “all individuals servicing as the smaller reporting company’s principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level.”  With a view towards revised disclosure in an amended Form 10-K, please provide us with the information required by Item 402 of Regulation S-K for Erwin Cheldin.

Company Response

As you requested, set forth below is the information required by Item 402 of Regulation S-K for Erwin Cheldin.  Not included in his compensation for 2009 is $6,000 which he received for his service in 2009 as a non-employee director after his retirement.  The payment of that amount to Erwin Cheldin is disclosed in the Director Compensation Chart on page 4 of the Proxy Statement.

Summary Compensation

                                                                                   All other
Year                   Salary                Bonus            Compensation           Total
                              ($)                       ($)                          ($)                         ($)

2009                   86,758                      --                    55,816                   142,574
2008                 309,000              25,000                    74,268                   408,268

All Other Compensation

   Prerequisites and                   Contribution to                  Contribution to
Year         Other Personal Benefits(1)       Profit Sharing Plan(2)      Money Purchase Plan(2)          Total
             ($)                                              ($)                                         ($)                               ($)

2009                      6,816                                          34,500                                 14,500                          55,816
2008                    28,018                                          33,750                                 12,500                     74,268

(1) Represents payments for health insurance of $4,656 and Club dues of $2,160 for 2009 and health insurance of $19,378 and Club dues of $8,640 for 2008.

(2) Both Plans have a fiscal year ending March 31.

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In connection with our response to the staff’s comments, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (818) 591-9800.

Sincerely,

/s/ Lester A. Aaron
Lester A. Aaron
Chief Financial Officer
Unico American Corporation